EXHIBIT 6.4

                             WORLD DIAGNOSTICS, INC.
                            CONFIDENTIALITY AGREEMENT

     THIS CONFIDENTIALITY AGREEMENT (Agreement) is entered into on August 18, 1999 between World Diagnostics, Inc. and its affiliated companies (collectively the Company), and Vincent Antoine.

     In consideration of the commencement of the Employee's employment and the compensation paid to the employee. Employee hereby acknowledges and agrees with the Company as follows:

     The Agreement shall become effective on the earlier of (1) commencement of the Employee's employment with the Company or (2) the date and time at which any confidential information is first disclosed to the Employee.


1. Confidential Information. The Company has and will develop compile, and own certain proprietary techniques and confidential information that have great value in its business (said techniques and information are referred to in this Agreement collectively as Confidential Information). The Company has and will have Confidential Information of its clients. (Clients shall mean any persons or entities for whom the Company performs services or to whom the Company sells products, or from whom the Company or the Employee obtains information.) Confidential Information includes not only information disclosed by the Company or its Clients to Employee in the course of his or her employment, but also information developed or learned by the Employee during the course of his or her employment with the Company, such as inventions or other proprietary know-how. Confidential Information is to be broadly defined. Confidential Information includes all information that has or could have commercial value or other utility in the business in which the Company or Clients are engaged or in which they contemplate engaging. Confidential Information also includes all information, of which the unauthorized disclosure could be detrimental to the interests of the Company or Clients, whether or not such information is identified as Confidential Information by the Company or Clients. By example, and without limitation, Confidential Information includes any and all information concerning teaching techniques, processes, formulas, trade secrets, inventions, discoveries, improvements, research or development and test results, specifications, data, know-how, formats, marketing plans, business plans, strategies, forecasts, unpublished financial information, budgets, projections, and customer and supplier identities, characteristics and agreements.

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2.   Protection of Confidentiall information. Employee agrees that at all times during or after his or her employment with the Company. he or she will hold in trust, keep confidential, and not disclose to any third party or make any use of the Confidential Information of the Company or Clients except for the benefit of the Company or Clients, and in the course of his or her employment with the Company. Employee further agrees not to cause the transmission, removal, or transport of Confidential Information or inventions from the Company's principal place of business specified by the Company at 15271 NW 60th Avenue, Hialeah. Florida, or such other place as of business specified by the Company, without prior written approval of the President of the Company.

3. Non-competition during employment. Except with the express prior written consent of the President of the Company, Employee agrees that he or she will not, during the period of his or her employment with the Company; (1) engage in any employment or activity other than for the Company in any business in which the Company is engaged or contemplates being engaged; (2) induce any other employee of or consultant to the Company to engage in any such employment activity; or (3) solicit any Clients or potential Clients of the Company for services similar to those performed by the Company even though not directly competitive with such services.

4. Delivery of Documents and Data on Termination of Employment. In the event of termination (voluntary or otherwise) of Employee's employment with the Company. Employee agrees, promptly and without request, to deliver to and inform the Company of all documents and data pertaining to his or her employment and the Confidential Information and inventions of the Company or Clients, whether prepared by the Employee or otherwise coming into his or her possession or control. Employee will not retain any written or other tangible material containing any information concerning or disclosing any of the Confidential Information or inventions of the Company or Clients.

5. Attorney's Fees. If any action is necessary to enforce this Agreement, the prevailing party shall be entitled to recover its attorney's fees and costs.

6 Understanding. Employee acknowledges and agrees that the protection set forth in this Agreement is a material condition to his or her of employment with and compensation by the Company.

7 Amendment and Binding Effect. This Agreement may not be amended except by an instrument in writing signed by both parties. This Agreement shall be binding on the heirs, executors, administrators,


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     and other legal representatives and assigns of Employee, and is for the benefit of the Company and its successors and assigns.

8. Governing Law. This Agreement shall be governed by the laws of the State of Florida.

9. Entire Understanding. This Agreement expresses the entire understanding of the parties about the described subject matter.

10. Severability. If a court finds any protection of this Agreement invalid or unenforceble as appiled to any circumstance, the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as best to effect the intent of the parties hereto. The parties further agree to replace any such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of the void or unenforceable provision.

11 Employment at Will. Employment and compensation can be terminated, with or without cause, and with or without notice, at any time, at the option of the Company or the Employee. Nothing contained in this Confidentiality Agreement shall limit or otherwise alter the foregoing.


                                                By /s/ Vincent Antoine
                                                   ---------------------------
                                                   Vincent Antoine

Address for Notification:

19221 NE 10th Ave
Apt # 302
North Miami Beach, FL 33179

                                                By /s/ Ken Peters
                                                   ---------------------------
                                                   Ken Peters, President

Dated: 08/30/1999
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